

02005542

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 1993
Estimated average burden hours per response . . . 12.00	

SEC FILE NUMBER
8- 43850

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECEIVED
FEB 19 2002
143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Brooks, Houghton Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

444 Madison Avenue - 25th Floor
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerald H. Houghton — 212-753-1991 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davison, Brooks Hamilton
(Name — *if individual, state last, first, middle name*)

69 Fifth Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 27 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Brooks Davison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brooks, Houghton Securities, Inc., as of January 31st, XX 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Brooks H Davison
Signature

Certified Public Accountant
Title

Varsha B. Patel
VARSHA B. PATEL
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires March 10, 2003

This report** contains (check all applicable boxes):

- XX (a) Facing page.
- XX (b) Statement of Financial Condition.
- XX (c) Statement of Income (Loss).
- XX (d) Statement of Changes in Financial Condition.
- XX (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- XX (g) Computation of Net Capital
- XX (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- XX (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- XX (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BROOKS H. DAVISON
Certified Public Accountant
69 Fifth Avenue #6J
New York, New York 10003

January 31, 2002

Board of Directors
Brooks, Houghton Securities Inc.
444 Madison Avenue - 25th Floor
New York, New York 10022

Gentlemen:

I have examined the statement of condition of Brooks, Houghton Securities Inc. as of December 31, 2001, and the related statement of income for the year then ended. My examination was made in accordance with generally accepted auditing standards and, accordingly, included such tests of the accounting records and such other auditing procedures as I considered necessary in the circumstances.

In my opinion, the financial statements referred to above present fairly the financial position of Brooks, Houghton Securities Inc. as of December 31, 2001, and the results of their operations for the year then ended in conformity with generally accepted accounting principles applied on a consistent basis.

My examination was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities & Exchange Commission. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sincerely,



New York, New York

BROOKS, HOUGHTON SECURITIES INC.
Balance Sheet
As of December 31, 2001

ASSETS

Cash and Cash Equivalents		$	120,818
NASD Stock			16,300
Due from Affiliated Companies			324,215
Prepaid Expenses			27,299
TOTAL ASSETS		$	488,632

LIABILITIES AND STOCKHOLDERS' EQUITY

Capital Stock, No Par Value			
1,500 Shares Authorized			
200 Shares Outstanding		$	5,000
Additional Paid in Capital			10,886
Retained Earnings, 1/1/01	442,273		
Net Income for 2001	30,473		
Retained Earnings, 12/31/01			472,746
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$	488,632

BROOKS, HOUGHTON SECURITIES INC.
Statement of Income
For the Year Ended December 31, 2001

REVENUE		
Investment Fees	$	156,589
Interest Income		12,657
TOTAL REVENUES		169,246
EXPENDITURES		
Management Fees	$	70,000
Legal and Accounting		1,951
Commission Expense		37,500
Other		2,717
TOTAL EXPENDITURES		112,168
NET INCOME BEFORE TAXES		57,078
Income Tax		26,605
NET INCOME	$	30,473

BROOKS, HOUGHTON SECURITIES INC.
Statement of Computation of the Minimum Capital Requirements
December 31, 2001

NET CAPITAL

Total Assets	c	488,632
Total Liabilities		0
Net Worth		488,632
Non Allowable Assets		367,814
Tentative Net Capital		120,818
Charges Against Net Capital		0
Net Capital	$	120,818

NET CAPITAL COMPUTATION

Net Capital	$	120,818
Net Capital Requirement		(5,000)
Excess Net Capital	$	115,818

BROKS, HOUGHTON SECURITIES INC.
Statement of Cash Flows
December 31, 2001

SOURCES OF FUNDS

Investment Fees	$	156,589
Investment Income		12,657
Total Sources		169,246

APPLICATION OF FUNDS

Decrease in Officers' Loans	$	(268,574)
Decrease in Funds Supplied by Affiliated Companies		642,329
Increase in Prepaid Expenses		1,335
Management Fees		70,000
Legal and Accounting		1,951
Commission Expenses		37,500
Other		2,717
2000 Income Tax		26,605
Total Applications		513,863

NET DECREASE IN CASH FLOWS	$	(344,617)

BROOKS, HOUGHTON SECURITIES INC.
Statement of Changes in Stockholders' Equity
December 31, 2001

BALANCE 1/1/2001	$	458,159
Net Income 2001		30,473
BALANCE 12/31/2001		488,632

BROOKS, HOUGHTON SECURITIES INC.
Statement of Reconciliation of Audit Computation
of Net Capital to Focus Report Part IIA
December 31, 2001

There are no differences between Brooks, Houghton Securities Inc. audited Computation of Net Capital and their Focus Report Part IIA.